FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of  March 4, 2006  to March 31, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 16 March, 2006 announcing Preliminary Results
2.  News release dated 16 March, 2006 announcing Phase IIa Trial of V1003

Enclosure No. 1

16 March 2006

           Vernalis plc: Preliminary Announcement of Results for the
                          year ended 31 December 2005
                      A Transformational Year for Vernalis

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced its preliminary results for the year ended 31 December 2005. Vernalis ended 2005 with a commercial presence in North America, two marketed products and a substantially strengthened product development portfolio. 2006 will be a year of significant newsflow, in particular, the Phase III data from the confirmatory efficacy study of Frova(R) for the intermittent, short-term prevention of menstrual migraine
(MM). If this study concludes successfully, Vernalis plans to file the supplementary New Drug Application (sNDA) for this new indication with the U.S. Food and Drug Administration (FDA) in the first half of 2006.

2005 Highlights

  - Acquired exclusive North American rights to Apokyn(R), a marketed product for the treatment of Parkinson's disease
  - Three late-stage clinical products added to portfolio through the acquisition of Cita NeuroPharmaceuticals and Ionix Pharmaceuticals
  - Positive data from the first two of the three studies required for Frova(R) label expansion for the intermittent, short-term prevention of MM
  - Strengthened the balance sheet with net cash and liquid resources of GBP68.3 million at year end (2004: GBP33.3 million)
  - Loss for the year of GBP32.8 million (2004: GBP25.7 million) including GBP11.5 million (2004 : GBP7.0 million) of non cash charges


2006 News

  - V1003 - Vernalis today announced the outcome of a Phase II trial of V1003. The primary end point of pain relief over the period of eight hours from drug administration was achieved
  - Launch of U.S. neurology sales force to market Apokyn(R) and co-promote Frova(R)
  - Frova(R) - All patients have completed treatment in the Phase III MM confirmatory efficacy study with results expected in May 2006
  - V10153 - The Phase IIa study in stroke patients is now expected to complete in Q4 2006 due to slower than expected patient recruitment. A number of steps have been put in place, including a revision of the inclusion criteria and evaluation of additional sites, in order to meet this revised timetable

Simon Sturge, CEO of Vernalis, commented, "2005 has been a year of substantial progress for Vernalis, creating a European biopharmaceutical company in a space of its own with a clear path to profitability and sustainability. In our 2004 Annual Report we stated that we believed we had a strong foundation upon which to build a sustainable, self-funded R&D-based specialist bio-pharmaceutical company and 2005 has seen us make significant progress towards this goal."

"Vernalis now has a commercial presence in North America with two marketed products being promoted by our own speciality neurology sales force. We also added three new products to the clinical portfolio and have established a strong Parkinson's disease franchise. Our business model will continue to drive revenue growth towards Vernalis becoming a sustainable self-funding business with a continuing revenue stream."


2006 will be a year of significant newsflow - expected development progress for key products/programmes

Frova(R): MM Phase III efficacy data                                    May 06
- For the intermittent, short-term prevention of MM
Frova(R): MM FDA regulatory submission                                  H1 06
- For the intermittent, short-term prevention of MM
V2006: Start Phase II (Biogen Idec)                                     H1 06
- A2A receptor antagonist for Parkinson's disease
V3381: Start Phase II                                                   H1 06
- Dual NMDA antagonist and MAO-A inhibitor for neuropathic pain
V10153: Complete Phase IIa                                              H2 06
- Novel long-acting thrombolytic for acute ischaemic stroke
V1512: Start Phase III                                                  H2 06
- Effervescent levodopa methylester/carbidopa for Parkinson's disease
V24343: Start Phase I                                                   H2 06
- Cannabinoid receptor antagonist for obesity and related disorders
Hsp90: Start Phase I (Novartis)                                         H2 06
- Novel oncology treatment

Vernalis' CEO Simon Sturge and CFO Tony Weir will discuss the company's 2005 results during a conference call today at 9:30 am BST.

The conference call may be accessed by dialling: +44 (0)1452 541 077, and quoting 'Vernalis conference call.' A replay facility will be available for 7 days following the call by dialling: +44 (0)1452 550000, with the access code:
6018077#.



Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.


1.   Operational Review

Marketed Products


Frova(R)

  - Vernalis exercised its Frova(R) co-promote option with Endo in February 2005. Vernalis receives funding and assistance from Endo for up to 25 specialty neurology sales representatives for up to 5 years
  - In January 2006, Vernalis launched its 34-person U.S. neurology sales force to co-promote Frova(R) alongside its licensing partner, Endo, as well as to market Apokyn(R)
  - U.S. net sales of Frova(R) in 2005 totalled $38.1 million. Vernalis received a fixed anniversary payment of $15.0 million from Endo in 2005 and will receive a second and final anniversary payment of $15.0 million in 2006. From 1 January 2007 Vernalis will receive royalty payments
  - Frova(R) is marketed in Europe by Vernalis' licensee Menarini. Vernalis revenues for 2005 amounted to GBP3.0 million (GBP2.0 million in 2004), arising from Menarini's sales

Apokyn(R)

  - Vernalis owns exclusive North American commercial rights to the marketed product Apokyn(R), which is registered for rescue therapy in patients with advanced Parkinson's disease
  - Apokyn(R) was granted orphan drug designation by the FDA and has market exclusivity until 2011
  - Apokyn(R) sales from 4th November 2005 (the acquisition date) to 31st December 2005 amounted to $0.9 million
  - Estimated North American Apokyn(R) sales in 2006 will be in the range of $6.0 million to $7.5 million


Clinical Development Portfolio

Pain Franchise

  - Frova(R) for MM - All patients have completed treatment in the Phase III confirmatory efficacy study to support a label extension for the intermittent, short-term prevention of MM. In December 2005, results from the completed Phase III safety study of Frova(R) for the intermittent, short-term prevention of MM indicated that the drug's long-term safety profile (over 12 menstrual cycles) is consistent with safety data from previous shorter-term studies

Next Milestones: Phase III confirmatory efficacy study results expected in May 2006. If positive, FDA submission of full data package is expected in H1 2006

  - V1003 - Vernalis today announced the outcome of a Phase II trial of V1003. The primary end point of pain relief over the period of eight hours from drug administration was achieved

Next Milestone: Discussions on-going with Reckitt Benckiser on the next development stage

  - V3381 (formerly CNP3381) - Acquired from Cita, this dual NMDA antagonist and MAO-A inhibitor has completed Phase I studies in neuropathic pain

Next Milestone: Phase II study in diabetic neuropathic pain patients expected to start in H1 2006

Neurology Franchise

  - V1512 (formerly CNP1512) - Acquired from Cita, this patented effervescent formulation, combining levodopa methylester and carbidopa, has completed Phase II studies for Parkinson's disease

Next Milestone: Phase III study in Parkinson's disease patients expected to start in H2 2006

  - V2006 - Vernalis' partner Biogen Idec filed an Investigational New Drug Application (IND) with the FDA in December 2005 for this adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease

Next Milestone: Phase II study in Parkinson's disease patients expected to start in H1 2006

  - V10153 - In August 2005, Vernalis initiated a Phase IIa study of this novel thrombolytic agent for the treatment of acute ischaemic stroke. Due to slower than expected patient recruitment, the study is now due to complete in Q4 2006. A number of steps have been put in place, including a revision of the inclusion criteria and evaluation of additional sites, in order to ensure this revised timetable is met

Next Milestone: Completion of Phase IIa study in acute ischaemic stroke expected in Q4 2006

Other Programmes

  - Hsp90 - Vernalis' partner Novartis selected a pre-clinical development candidate for this potential oncology treatment

Next Milestone: Phase I study expected to start in H2 2006

  - MMP-12 - Vernalis' partner Serono started a Phase I study in January
    2005 of this matrix metalloprotease inhibitor-12 looking at its therapeutic potential in inflammatory disorders including multiple sclerosis patients

Next Milestone: Serono is undertaking and funding all development activities associated with the programme with Vernalis receiving milestone and royalty payments

  - V24343 - This potent and selective cannabinoid receptor antagonist programme progressed from research into pre-clinical development for the potential treatment of obesity and related disorders

Next Milestone: Phase I study expected to start in H2 2006



Pain Franchise

Frova(R) - Acute Migraine

Frova(R) is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of prescription drugs called triptans, a number of which are already approved for this acute indication. Frova(R) is distinguished from other triptans by its long half-life and is also being developed for the intermittent, short-term prevention of menstrual migraine.

Vernalis co-promotes Frova(R) in the U.S. with Endo Pharmaceuticals. Endo re-launched the product during 2005 with an expanded sales force and a new marketing strategy focused on the benefits of Frova(R)'s long duration of action. These messages are beginning to resonate with the targeted neurologists, evidenced by a growth in the number of prescriptions from this community in addition to the general market.

In Europe, frovatriptan is marketed in nine countries by Menarini. The drug was approved throughout the then 15 member states via the mutual recognition procedure in January 2002, with France acting as the reference member state. Menarini launched the product in Germany, the first European market, during November 2002. Subsequent launches have taken place in The Republic of Ireland, the United Kingdom, Austria, The Netherlands, Italy, Spain, Greece and Slovakia. Frovatriptan sales have grown steadily, with strong market share gains in both Germany and Menarini's home territory of Italy. In Germany and Italy frovatriptan currently represents in excess of 10% and 11%, respectively, of the overall triptan market share. In December 2004, Menarini successfully completed a second round of mutual recognition to include the EU accession countries as well as Iceland and Norway. Frovatriptan has also been approved in Switzerland, Bulgaria, Romania and six Central American countries with further launches expected in these markets during 2006.

U.S. net sales of Frova(R) in 2005 amounted to $38.1 million (2004: $33.3 million). Endo's new marketing efforts, focused on neurologists, resulted in a growth in prescriptions from this community as Endo and Vernalis pave the way for the expanded label for the intermittent, short-term prevention of MM. Vernalis received a fixed payment of $15 million from Endo in September 2005. Vernalis' gross revenues from Menarini's sales of frovatriptan in Europe increased to GBP3.0 million (2004: GBP2.0 million).

Frova(R) - Menstrual Migraine

Vernalis is currently completing further studies aimed at obtaining approval for Frova(R) for use as an intermittent, short-term prevention of MM, a form of migraine suffered by over 60 percent of female migraineurs. In the U.S., this represents approximately 12 million women. None of the triptan class of drugs is currently approved for this indication and Frova(R)'s long half-life (approximately 26 hours) suggests that it might be an appropriate treatment for this novel application. Vernalis has successfully completed two Phase III studies, including an initial efficacy study and a 12 month safety study. A confirmatory efficacy study is currently on-going in order to complete the data package for a supplemental New Drug Application (sNDA) to the FDA.

Initial Efficacy Study: In October 2002, positive study data were first presented from a study of more than 500 menstrual migraine sufferers in the U.S., suggesting that short-term prevention with Frova(R) was effective in preventing migraine headaches triggered by menstruation. The study was a crossover design covering three menstrual cycles in which patients were administered each of placebo, once-daily and twice-daily dosing with Frova(R) for one month. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once and twice-daily dose regimens of Frova(R) compared to placebo (p < 0.0001). These data were published in a leading journal, Neurology (2004, 63: 261-269).

Safety Study: In December 2005, Vernalis announced data from a long-term safety study that investigated the higher dose regimen from the initial efficacy study. Female patients were administered Frova(R) for six days each month (2 x 2.5 mg twice-daily on day one, and 2.5 mg twice-daily for five days) covering their menstrual cycles. The study results indicated that Frova(R) is well-tolerated when used as a six-day dosing regimen for up to twelve menstrual periods as preventive therapy for MM. Importantly, more than 300 patients received twelve months of treatment, exceeding the study objective of treating 100 patients for twelve menstrual cycles.

Confirmatory Efficacy Study: Over 550 patients who were difficult to treat using acute therapies were included in the confirmatory study, which is investigating the same treatment regimens that were found to be efficacious in the initial efficacy study. Patients were treated for six days each month covering their menstrual cycle starting two days before the expected onset of headache and were randomised to either placebo, once-daily or twice-daily dosing with Frova(R) for three menstrual cycles. All patients have completed treatment and the results from the study are expected in May 2006. Provided the positive initial study results are confirmed, Vernalis plans to undertake regulatory submission to the U.S. FDA during H1 2006. The regulatory review of the sNDA for the MM indication is anticipated to take twelve months after submission. If approved by the FDA for this expanded indication, Vernalis will receive a $40 million milestone payment from Endo.

V1003 - Post-Operative Pain

V1003 is a novel, proprietary intranasal formulation of buprenorphine, an opiate analgesic, for the management of post-operative pain in hospital and home settings. Vernalis is developing the product in partnership with Reckitt Benckiser, who manufacture and market buprenorphine globally. Buprenorphine is a well-known analgesic and the proprietary intranasal formulation has the potential to provide a convenient alternative to current treatments, enabling patients to manage post-operative pain prior to hospital discharge, as well as at home during recovery. Two successful Phase I clinical studies have been completed and have demonstrated rapid attainment of potentially analgesic plasma levels. Vernalis today announced the achievement of the primary end point of a Phase IIa study of V1003 for the management of post-operative pain. The randomized, double blind, placebo-controlled single dose Phase IIa study in 360 patients undergoing bunionectomy compared V1003 to both placebo and Vicodin(R), one of the most widely prescribed oral pain killers. The primary end point was pain relief over the period of eight hours from drug administration.

A range of four doses of V1003 was investigated: 0.1, 0.2, 0.4 and 0.6 mg. These were compared to Vicodin(R) (hydrocodone 10mg, paracetamol 1g) and placebo, with an equal number of patients in each of the six study groups. The results demonstrated that doses of V1003 of 0.2 mg and above were statistically superior to placebo for the primary end point. A dose response was demonstrated for V1003 and the highest dose tested (0.6 mg) was statistically superior to Vicodin(R) for pain relief with a strong trend to superiority at lower doses. A similar pattern was observed in the secondary efficacy measure of time to rescue medication with V1003, once again demonstrating a strong trend to superiority over Vicodin(R).

There were no serious adverse events reported in the trial, and there were few reports of local irritancy following the nasal delivery of V1003. The most frequent adverse events associated with V1003 were nausea, vomiting, dizziness, sleepiness and were in keeping with its status as a potent opiate analgesic. These events were reported more frequently with V1003 than with Vicodin(R), which is a weaker opiate, or placebo. Vernalis and Reckitt Benckiser are working together on the most appropriate development programme for nasal delivery of buprenorphine.

V3381 - Neuropathic Pain

V3381 is a novel drug candidate that is being developed as a treatment for neuropathic pain. V3381 has a dual mechanism of action, that of an NMDA antagonist and an MAO-A inhibitor, that is believed to control pain in both the peripheral and central nervous system. Neuropathic pain is a chronic form of pain related to damage to nerves and their signalling processes and, unlike other forms of pain, is generally non-responsive to current analgesics, does not diminish over time and can increase in both intensity and area. This type of pain occurs in later stages of diabetes, post-herpetic neuralgia (shingles), side effects of chemotherapy, trigeminal (facial) neuralgia, HIV infection, spinal cord injuries and other nerve injuries (eg amputation).

V3381 has undergone pre-clinical and clinical studies in which it was determined to be safe and well-tolerated. In two proof of concept studies V3381 achieved a reduction of the area and intensity of pain reported by volunteers in a model of neuropathic pain. A maximum tolerated dose study in healthy volunteers has recently been completed in order to establish the dose range for Phase II clinical studies. An Investigational New Drug (IND) application has been submitted to the FDA. Vernalis plans to initiate a Phase II clinical study of V3381 in diabetic neuropathic pain patients in H1 2006. The randomised double blind study will assess safety, pharmacokinetics and preliminary efficacy on multiple doses in the U.S. and Canada.

Neurology Franchise

During 2005 Vernalis has significantly expanded its Parkinson's disease franchise which now includes the marketed product Apokyn(R) and two development programmes V1512 and V2006. It is estimated that approximately 1.5 million people in the U.S. have Parkinson's, a disease that occurs when certain neurons in an area of the brain called the substantia nigra are damaged or destroyed. Normally these nerve cells release dopamine - a chemical that transmits signals between nerve cells (called a neurotransmitter). This signalling pathway co-ordinates muscle movement and posture so that movements are smooth and controlled. Everyone loses some dopamine-producing neurons as a normal part of aging. People with Parkinson's disease, however, have usually lost 80% or more of their dopamine containing neurons in the substantia nigra and often experience trembling, muscle rigidity, difficulty walking and problems with balance and co-ordination. The muscle rigidity, or "off" episodes, are debilitating periods of partial loss of movement or total immobility experienced by patients. The disease is progressive and the signs and symptoms worsen over time. Although Parkinson's disease may eventually be disabling, the disease often progresses gradually and most people have many years of productive living after initial diagnosis.

Apokyn(R) - Advanced Parkinson's Disease

Apokyn(R) is the only therapy available in the U.S. for the acute, intermittent treatment of immobilising "off" episodes associated with advanced Parkinson's disease. It is administered by means of an injector pen, as needed, to treat periods of immobility in people with advanced disease. In April 2004, Apokyn(R) received FDA approval with Orphan Drug designation to treat approximately 112,000 Parkinson's patients who experience the severe "on/off" motor fluctuations unresponsive to other therapies. It was launched in the U.S. in July 2004 and acquired by Vernalis from Mylan Bertek in November 2005. Mylan Bertek originally licensed the product from Britannia Pharmaceuticals Limited in 1999. Apokyn(R) is now marketed by Vernalis' newly established neurology sales force, which is focusing its promotional efforts on the high-prescribing neurologists who treat Parkinson's disease and migraine in key U.S. metropolitan areas.

In clinical studies, Apokyn(R) was shown to be effective in the acute, intermittent treatment of "off" episodes, demonstrating a highly significant improvement in Unified Parkinson 60 Disease Rating Scale (UPDRS) Part III motor scores at 20 minutes, with statistical improvements in some measures noted as early as 10 minutes.

Since Apokyn(R) may cause a decrease in blood pressure when first administered: initial treatment is usually conducted under medical supervision. Initial administration of Apokyn(R) is also associated with nausea and vomiting, so it is usual for patients to take an anti-emetic drug prior to initiating treatment. Evidence suggests, however, that these side-effects become better tolerated with subsequent administration.

Apomorphine has an established safety record having been marketed in Europe by Britannia Pharmaceuticals Limited for a number of years as both a sub-cutaneous injection and a continuous sub-cutaneous infusion using a small portable pump for patients with frequent fluctuations or who require multiple injections in a day. In November 2005, Vernalis entered into a collaboration with Britannia to explore the development of new formulations of apomorphine for the U.S. market. Vernalis has exclusive rights to Britannia's technology to develop a continuous sub-cutaneous infusion of apomorphine in the U.S. and to negotiate terms for a nasal powder formulation of apomorphine, which is currently in Phase II clinical studies in Europe.

V1512 - Parkinson's Disease

V1512 is an innovative, patented effervescent formulation combining levodopa methylester, a more soluble form of levodopa, and carbidopa. Levodopa, commonly known as L-dopa, has been the cornerstone of Parkinson's disease treatment for a number of years. L-dopa, however, has side effects and becomes less effective during disease progression. After a number of years of treatment, patients often develop unwanted movements (dyskinesias) despite continuing L-dopa therapy.

There is clinical evidence that V1512 may reduce the periods when patients suffer from the debilitating effects of Parkinson's disease, as well as providing a more effective method of delivering the drug than current therapy. As Parkinson's disease progresses, patients may experience frequent "off" episodes. It is believed that this is caused in part by poor absorption of L-dopa, as current formulations of the drug are relatively insoluble and may be delayed in transit through the gastrointestinal tract. V1512 represents a significant opportunity to improve the effectiveness of L-dopa therapy by presenting it in a more soluble form (levodopa methylester), which has the potential to be absorbed more rapidly and consistently and, hence, to provide enhanced clinical efficacy. Vernalis acquired the worldwide rights, excluding Italy, to V1512 through its acquisition of Cita NeuroPharmaceuticals in December 2005.

Eighteen clinical studies, including two European Phase II clinical studies and a proof of concept study, have been completed involving levodopa methylester alone or as part of V1512. In these studies, 696 volunteers and patients have received the drug without any significant safety or tolerability issues. These studies achieved statistical significance with respect to the studies' primary end-point, being faster onset of action (8.5 minutes faster activity per dose in patients with one or two times per day dosing); increased mobility time after each dose (15.4 minutes less "off" episodes per dose in patients); improved reliability of drug response compared to current levodopa-based drugs (important in patients with gastrointestinal dysfunctions) and increased water solubility resulting in an easier mode of administration (effervescent tablet that dissolves in three tablespoons of water). The studies supported regulatory approval for the drug in Italy where it is now marketed by Chiesi for rescue (fast onset) in Parkinson's disease.

Vernalis plans to initiate a Phase III programme of V1512 in H2 2006 aimed at obtaining regulatory approval in North America and Europe. The primary end-point for these pivotal studies will be the reduction of total daily "off" episodes. Also in H2 2006, Vernalis plans to initiate a pharmacokinetic study of V1512 in Parkinson's disease patients in order to compare the plasma levels of L-dopa with Sinemet(R), the most widely prescribed form of L-dopa treatment for Parkinson's disease patients in the U.S.

V2006 - Parkinson's Disease

V2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. A2A receptor antagonists may possess advantages over conventional dopaminergic therapies, helping to restore motor function in patients with Parkinson's disease with fewer of the side-effects such as nausea and dyskinesia (uncontrolled movements) associated with conventional dopaminergic treatments.

Phase I development of V2006 has been completed. In June 2004, Vernalis entered into an agreement with Biogen Idec to develop and commercialise V2006. Biogen Idec is conducting and funding future development and will pay milestones and royalties on the successful development and commercialisation of products. Vernalis has an option to co-promote products arising out of this collaboration in the U.S. Biogen Idec filed an IND in December 2005 with plans to commence Phase II studies in H1 2006.

V10153 - Ischaemic Stroke

V10153 is a novel thrombolytic protein which is being developed for the treatment of acute ischaemic stroke; a type of stroke that is caused by blockage of a blood vessel, unlike a hemorrhagic stroke which is caused by bleeding. Ischaemic stroke is the most common type of stroke, accounting for over 80 percent of all strokes and occurs when a blood clot (thrombus) forms and blocks blood flow in an artery bringing blood to part of the brain. Current therapeutic options for stroke sufferers are severely limited. Only one agent, recombinant tissue plasminogen activator (rtPA), is approved for use in the acute setting and treatment must be administered within the first three hours after a stroke has occurred. In August 2005, a multi-centre Phase II clinical study of V10153 commenced with the aim to determine whether this novel thrombolytic can safely benefit patients who have recently experienced an acute ischaemic stroke up to nine hours after the stroke has occurred. The study is being conducted in two parts, with Part A designed to identify a safe and potentially efficacious dose of V10153. Due to slower than expected patient recruitment, the study is now due to complete in Q4 2006. A number of steps have been put in place, including a revision of the inclusion criteria and evaluation of additional sites, in order to meet this revised timetable. Part B of the study will be a placebo controlled extension of the study to confirm the initial indications of efficacy from Part A, subject to satisfactory regulatory review.

V10153 was initially evaluated by a consortium of cardiologists in the U.S. and Europe (the TIMI Study Group) in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). Data showed that V10153 was well-tolerated throughout the dose range of 1-10 mg/kg in patients with AMI. Restoration of bloodflow was observed in blocked coronary arteries in up to 40 percent of patients after 60 minutes following doses of 5 mg/kg and greater. These results are comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. V10153 was found to be safe in the range of doses tested. Vernalis is developing a large scale manufacturing process for V10153 to provide product for Phase III studies in collaboration with Diosynth, a division of Akzo Nobel.

Other Programmes

V24343 - Obesity

Vernalis' research group has successfully progressed a series of potent and selective cannabinoid receptor antagonists as novel treatments for obesity. According to the World Health Organisation, obesity is a major contributor to the global burden of chronic disease and disability and has reached global epidemic proportions, with more than one billion adults overweight and at least 300 million of these considered clinically obese. CB1 receptors, initially identified in the brain, are also present in several other peripheral tissues, including adipocytes (fatty tissues). These receptors are part of the endocannabinoid system, a natural physiological system that is thought to play a role in the regulation of both appetite and peripheral energy metabolism, thereby affecting body weight. In August 2005, V24343 was selected as the lead clinical candidate and a pre-clinical programme, which includes process and formulation development, pre-clinical safety and drug metabolism and pharmacokinetics, is underway. Phase I studies are expected to commence in H2 2006.


MMP-12 - Multiple Sclerosis

This specific inhibitor of MMP-12, with therapeutic potential in inflammatory disorders including multiple sclerosis, entered into a Phase I study in January 2005. It is the first compound to enter the clinic resulting from the research collaboration with Serono focused upon identifying selective metalloenzyme inhibitors (MEI) for the treatment of serious inflammatory diseases. The primary objectives of the Phase I study are to elucidate the safety, tolerability and pharmacokinetic properties of the compound. Serono will conduct and fund all development activities associated with the programme with Vernalis receiving milestone and royalty payments.

Hsp90 inhibitors - Oncology

Inhibition of Hsp90 is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising the company's structure-based design technology to identify potent and specific inhibitors of this novel drug target for use against various cancers. In December 2003, Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) to investigate inhibitors of Hsp90. After an initial six-month evaluation period, Novartis exercised its option to license exclusive worldwide rights to Vernalis' Hsp90 inhibitors. The companies are conducting a joint research programme under which Novartis provides research funding to Vernalis for an initial three-year period. In addition, Novartis is responsible for funding and conducting the development of product candidates as well as for commercialisation.

In December 2005, Vernalis announced that Novartis had selected a preclinical development candidate. This triggered a $1.5 million milestone payment to Vernalis. The compound is expected to enter clinical development in H2 2006.

Pin1 - Oncology

In March 2005, Vernalis acquired the intellectual property rights, know-how and associated assets relating to an oncology target Pin1 from Pintex Pharmaceuticals Inc. A programme is underway to discover development candidates acting against the Pin1 target. Pin1 over expression is observed in a number of cancer indications and Vernalis is looking to capitalise on its success with Hsp90 through utilising its structure-based drug discovery suite of technologies.


2. Expected Development Progress

   - Frovatriptan: MM efficacy data                                   May 06

   - Frovatriptan: MM FDA regulatory submission                       H1 06

   - V2006: Initiate Phase II (Biogen Idec)                           H1 06

   - V3381: Start of Phase II in neuropathic pain                     H1 06

   - V10153: Completion of Phase IIa in stroke                        H2 06

   - V1512: Start of Phase III in Parkinson's disease                 H2 06

   - V24343: Start of Phase I in obesity and related disorders        H2 06

   - Hsp90: Initiate Phase I (Novartis)                               H2 06

3. Financial Review

The financial results for the year ended 31 December 2005 are the first annual results prepared in accordance with International Financial Reporting Standards
(IFRS). In accordance with IFRS 1, the results for the year ended 31 December 2004 have been restated to comply with IFRS.

Income Statement

The loss for the year ended 31 December 2005 was GBP32.8 million (2004: GBP25.7 million). The increase is principally due to higher levels of research and development expenditure, interest payable and similar charges, and goodwill impairment. Non-cash charges relating to goodwill impairment, exchange movements, intangible asset amortisation, share option charges and movement in provisions amounted to GBP11.5 million (2004: GBP7.0 million).

Turnover was GBP14.1 million (2004: GBP15.2 million) and comprised GBP3.0 million in respect of Frova(R) product sales and royalties (2004: GBP10.0 million), GBP0.5 million in respect of Apokyn(R) sales (2004: GBPnil) and GBP10.4 million in respect of revenue recognised under collaboration and similar agreements (2004: GBP5.2 million) and other revenues of GBP0.2 million (2004:
GBPnil). In 2005, the frovatriptan income comprised solely European generated revenues arising from Menarini's sales of GBP3.0 million (2004: GBP2.0 million) as no variable royalty is received from Endo until 1 January 2007. In 2004, Frova(R) revenues from North America amounted to GBP8.0 million comprising royalties and product sales prior to the licensing to Endo on 17 August 2004. Apokyn(R) revenues of GBP0.5 million (2004: GBPnil) represent product sales from 4 November 2005, when the product was acquired from Mylan, to 31 December 2005. Revenues from collaboration and similar agreements amounted to GBP3.2 million (2004: GBP1.3 million) in respect of Frova(R), including recognition of a proportion of the US $15 million anniversary payment from Endo that was received in September 2005. Other collaboration income amounted to GBP7.2 million (2004:
GBP3.9 million) and related to the agreements with Novartis, Serono, Reckitt Benckiser and Biogen.

Cost of sales amounted to GBP5.0 million  (2004:  GBP5.6  million) and comprised
GBP0.1 million in respect of Apokyn(R) (2004: GBPnil) and GBP1.2 million in respect of European sales of frovatriptan (2004: GBP0.9 million) and GBP3.7 million in respect of amortisation of the cost of acquiring the product rights to Frova(R) and Apokyn(R) (2004: GBP2.7 million). In 2004, cost of sales for Frova(R) in North America amounted to GBP2.0 million.

Research and development expenditure increased to GBP26.5 million (2004: GBP21.4 million). In 2005, expenditure of GBP17.3 million (2004: GBP14.5 million) was incurred on internally funded R&D and GBP9.2 million (2004: GBP6.9 million) on external costs associated with development of the product portfolio. The increase in external costs is due to additional costs on the Phase III development of Frova(R) for MM. The increase in internal costs reflects higher average headcount levels and inflation.

Selling,  general and administrative expenses amounted to GBP15.5 million (2004:
GBP15.7  million) and comprised  goodwill  impairment of GBP6.4  million  (2004:
GBPnil) and other costs of GBP9.1 million (2004: GBP15.7 million). The goodwill impairment charge in 2005 has arisen due to the discontinuation of V140. Sales and marketing expenditure increased to GBP1.6 million (2004: GBP1.3 million) due to the establishment of the US commercial operation. Other administrative costs decreased to GBP7.4 million (2004: GBP8.5 million) due to lower levels of professional fees. Restructuring costs have decreased to GBP0.1 million (2004:
GBP1.5 million) and in 2004, administrative expenses also included a charge of GBP4.4 million in respect of vacant leases.

As a result, the operating loss for the year increased to GBP32.8 million (2004:
GBP27.5 million).

Interest receivable and similar income increased to GBP3.9 million (2004: GBP2.9 million). Bank interest increased to GBP2.0 million (2004: GBP0.7 million) due to the higher average cash balances following the Placing and Open Offer in February 2005. Exchange gains amounted to GBP1.3 million (2004: GBP1.7 million) and an implicit interest receipt of GBP0.5 million (2004: GBP0.5 million) was recorded relating to the fair value accounting for the accrued income due from Endo in 2005 and 2006. Interest payable and similar charges increased to GBP5.5 million (2004: GBP2.8 million). Loan interest increased to GBP1.5 million (2004:
GBP0.9 million) due to a full year's expense in relation to the $50 million loan from Endo. Exchange losses increased to GBP3.7 million (2004: GBP0.7 million) and principally resulted from retranslation of the loan from Endo due to the weakening of sterling compared with the US dollar during 2005.

The tax credit of GBP1.6 million (2004:  GBP1.8 million) represents amounts that
are  expected  to  be  received  under  current   legislation  on  research  and
development tax credits for small and medium-sized companies.

Balance Sheet

Non-current assets increased to GBP91.7 million (2004: GBP50.9 million). Property, plant and equipment increased slightly to GBP1.9 million (2004: GBP1.6 million). Goodwill decreased to GBP4.9 million (2004: GBP8.0 million) since the goodwill arising in the year on the acquisition of Ionix and Cita of GBP3.2 million was offset by the impairment charge of GBP6.4 million following the decision to discontinue development of V140. Intangible assets increased to GBP84.3 million (2004: GBP33.2 million) due to the acquisition of the rights to Apokyn(R) and the development programmes acquired through the acquisition of Ionix and Cita. The principal intangible assets acquired during the year were GBP9.8 million for V1003, GBP15.5 million for V1512, GBP16.1 million for V3381, and GBP13.0 million for Apokyn(R). The valuation of Apokyn(R) is based on the acquisition price. For the development programmes, V1003, V1512 and V3381, which were acquired as part of business combinations, the valuation is based on the risk adjusted expected net present value of future cash flows. In 2004, non-current assets included GBP7.4 million ($15 million) due from Endo after more than one year.

Current assets increased to GBP93.1 million (2004: GBP53.7 million) due principally to the fund raisings in February 2005 and November 2005. Inventories increased to GBP0.8 million (2004: GBPnil) and related to stocks of Apokyn(R). Trade and other receivables increased to GBP24.0 million (2004: GBP20.4 million). Trade receivables increased to GBP2.3 million (2004: GBP0.9 million) and reflected GBP0.5 million owed by Menarini for frovatriptan sales in Europe and GBP1.8 million due under collaboration agreements. Research and development tax credits decreased to GBP4.0 million (2004: GBP6.4 million) following payment of some earlier claims. Other receivables increased to GBP13.0 million (2004:
GBP8.3 million) due to an amount of GBP3.6 million in respect of a tax-assisted financing arrangement entered into by Cita. There is an equal amount included within other payables and the arrangements were unwound on 6 January 2006. Other receivables also include GBP8.7 million representing $15 million due from Endo in September 2006. Cash resources, comprising held to maturity financial assets of GBP28.1 million (2004: GBP15.0 million) and cash and cash equivalents of GBP40.2 million (2004: GBP18.3 million), increased to GBP68.3 million (2004:
GBP33.3 million). The reasons for the increase are explained in the cash flow section below.

Non-current liabilities were GBP69.6 million (2004: GBP67.0 million) and current liabilities were GBP32.3 million (2004: GBP19.7 million). Borrowings reflect the $50 million loan from Endo which is repayable in 2009 and increased to GBP30.9 million (2004: GBP26.4 million). The increase was due to the roll-up of interest and exchange movements on the weakening of sterling compared to the US dollar. Deferred income totalled GBP31.6 million (2004: GBP36.1 million) of which GBP5.1 million (2004: GBP4.8 million) was due within one year and GBP26.5 million (2004: GBP31.3 million) was due in more than one year. The balance relates to a portion of the initial payments received from Endo, Biogen Idec and Novartis in connection with the collaboration agreements which commenced in 2004. The initial amounts received from Endo are being recognised over the patent life of Frova(R) and, for Biogen Idec and Novartis, over the expected useful lives of the agreements. The reduction in deferred income in the year was due to the transfer of a portion to the profit and loss account. Provisions totalled GBP8.9 million (2004: GBP10.5 million) of which GBP4.1 million (2004: GBP3.7 million) was within current liabilities and GBP4.8 million (2004: GBP6.9 million) was within non-current liabilities. The balance is made up of GBP4.7 million (2004:
GBP5.7 million) in respect of vacant leasehold properties, GBP1.7 million (2004:
GBP1.7 million) in respect of dilapidation obligations at the end of property leases and GBP2.2 million (2004: GBP3.0 million) in respect of Frova(R) returns and rebates prior to the collaboration with Endo. Trade and other payables totalled GBP30.4 million (2004: GBP13.7 million) of which GBP23.0 million (2004:
GBP11.2 million) was within current payables and GBP7.4 million (2004: GBP2.5 million) was within non-current payables. The principal reason for the increase is the recognition of GBP11.8 million (2004: GBPnil) in respect of the deferred consideration that may become payable following the acquisition of Cita. The deferred consideration is recognised to the extent that it is considered more likely than not that it will become due. If any deferred consideration becomes due, Vernalis has the option to satisfy the obligation by either the issue of shares or a cash payment. An amount of GBP7.2 million is recognised within current payables and GBP4.6 million within non-current payables. Other increases are due to the payable related to the tax assisted finance (described above) of GBP3.6 million, the assumption of GBP1.8 million liabilities on the acquisition of Cita and GBP1.3 million of unpaid transaction costs relating to the placing and acquisition of Cita.

Vernalis' share capital was increased during the year due principally to the acquisitions of Ionix and Cita and two placings of the ordinary shares. On 22 March 2005, 43,250,107 new ordinary shares were issued following a Placing and Open Offer at 70 pence per share which raised GBP30.3 million (GBP28.4 million net of expenses). On 26 July 2005, 17,847,769 new ordinary shares were issued in connection with the acquisition of Ionix. On 14 December 2005, 26,915,831 new ordinary shares were issued in connection with the acquisition of Cita and 67,749,457 new ordinary shares were issued following a Placing and Open Offer at 63 pence per share which raised GBP42.7 million (GBP40.6 million net of expenses).

Cash Flow

Cash resources, comprising held to maturity financial assets and cash and cash equivalents increased from GBP33.3 million at 1 January 2005 to GBP68.3 million at 31 December 2005. The increase of GBP35.0 million arises as a result of the net proceeds from two placings of new shares in March 2005 and December 2005 totalling GBP69.0 million. Excluding the proceeds from financing, cash resources decreased by GBP34.0 million of which GBP18.7 million was utilised in investing activities and GBP15.8 million was used in operations offset by exchange gains of GBP0.5 million. The amount utilised in investing activities comprised GBP13.0 million on Apokyn(R), GBP2.8 million to GSK in respect of the royalty buy-out for Frova(R), GBP3.1 million on the costs associated with business combinations, and GBP1.3 million on the purchase of tangible and intangible fixed assets (other than Apokyn(R), V1003, V1512 and V3381) offset by net interest received of GBP1.6 million. The amount used in operations of GBP15.8 million benefited from the receipt of GBP4.3 million in R&D tax credits.

Outlook for 2006

Income is expected to increase in 2006 as a full year of sales from Apokyn(R) in North America will be recognised compared with two months in 2005. In addition, revenues from frovatriptan in Europe are expected to show a small increase. Endo will make a contractual anniversary payment of $15.0 million to Vernalis in September 2006 (as in September 2005) in respect of Frova(R) in North America with a variable royalty based on sales commencing on 1 January 2007. Recurring revenues, representing release of deferred income from licensing agreements entered into prior to 31 December 2005 are expected to be approximately GBP5.1 million. This is a non-cash item and includes recognition of a proportion of the $15 million payment from Endo. Additional revenues may arise on achievement of milestones in existing collaborations or any further licensing agreements.

External development costs are expected to increase over 2005 due to expenditure on the newly acquired products: Apokyn(R), V1512 and V3381; and additional costs on the manufacture of V10153. Internal R&D expenditure will also increase due to higher levels of headcount arising from the acquisition of Ionix and Cita and the broader development portfolio.

The establishment of Vernalis Pharmaceuticals Inc, the Company's North American commercial operation, and the sales and marketing expenditure to support Apokyn
(R) will also give rise to additional costs in the period.

4. Directors

Mr Keith Merrifield will retire from the Board at the upcoming Annual General Meeting in May 2006 after 10 years service. The Board would like to thank him for his wise and very valuable contributions to the company throughout a prolonged period of considerable change.

Unaudited statement of changes in shareholders' equity
For the year ended 31 December 2005

                                                                2005      2004
                                                      Note    GBP000    GBP000

Revenue                                                  2    14,131    15,195
Cost of Sales                                                 (4,991)   (5,573)
Research and development expenditure                         (26,491)  (21,423)
Selling, general and administrative expenses                 (15,483)  (15,722)
------------------------                              ------  --------  --------
Selling, general and administrative expenses are as
follows
Restructuring costs                                              102     1,493
Goodwill impairment                                            6,371         -
Provision for vacant lease                                        29     4,401
Other                                                          8,981     9,828
                                                              --------  --------
                                                              15,483    15,722
------------------------                              ------  --------  --------

Operating loss                                               (32,834)  (27,523)
Interest receivable and similar income                   3     3,892     2,933
Interest payable and similar charges                     3    (5,490)   (2,821)
                                                              --------  --------
Loss on ordinary activities before taxation                  (34,432)  (27,411)
Tax credit on loss on ordinary activities                      1,584     1,758
                                                              --------  --------
Loss for the period                                          (32,848)  (25,653)
                                                              ========  ========


Loss per share (basic and diluted)                       4     (16.3)p   (17.4)p


The results for the year are derived entirely from continuing activities


Unaudited statement of changes in shareholders' equity
For the year ended 31 December 2005

Group             Share        Share         Other         Retained     Total
                capital      premium      reserves         earnings
                 GBP000       GBP000        GBP000           GBP000    GBP000
                -------     --------       -------          -------   -------
Balance at 1
January 2004     38,813      298,226       153,092         (456,201)   33,930
Revaluation
of assets
available
for sale              -            -           597                -       597
                -------     --------       -------         --------   -------

Net income
recognised
directly in
equity                -            -           597                -       597
Loss for the
year                  -            -             -          (25,653)  (25,653)
                -------     --------       -------         --------   -------
Total
recognised
income and
expense for
the period            -            -           597          (25,653)  (25,056)
Issue of
equity share
capital             679        7,616             -                -     8,295
Equity share
options charge        -            -           728                -       728
                -------     --------       -------         --------   -------
Balance at 31
December 2004    39,492      305,842       154,417         (481,854)   17,897

Revaluation
of assets
available
for sale              -            -           (79)               -       (79)
                -------     --------       -------         --------   -------

Net income
recognised
directly in
equity                -            -           (79)               -       (79)
Loss for the
year                  -            -             -          (32,848)  (32,848)
                -------     --------       -------         --------   -------
Total
recognised
income and
expense for
the period            -            -           (79)         (32,848)  (32,927)
Issue of
equity share
capital           7,788       91,903             -                -    99,691
Expenses on
issue of
share capital                 (4,021)            -                -    (4,021)
Shares to be
issued                -            -         1,034                -     1,034
Equity share
options               -            -         1,217                -     1,217
charge
Exchange loss
on translation
of overseas           -            -           (31)               -       (31)
                -------     --------       -------         --------   -------
subsidiaries
Balance at 31
December 2005    47,280      393,724       156,558         (514,702)   82,860
                -------     --------       -------         --------   -------


Unaudited balance sheet
At 31 December 2005

                                                          2005            2004
                                          Note          GBP000          GBP000
Assets
Property, plant and equipment                            1,910           1,596
Goodwill                                     5           4,851           8,014
Intangible assets                            6          84,345          33,211
Available for sale financial assets                        601             680
Other receivables                            7               -           7,418
                                                      --------         -------
Non current assets                                      91,707          50,919
Inventories                                                752              49
Trade and other receivables                  7          24,013          20,355
Held to maturity financial assets                       28,052          15,000
Cash and cash equivalents                               40,243          18,323
                                                      --------         -------
Current assets                                          93,060          53,727
                                                      --------         -------
Total assets                                           184,767         104,646
                                                      --------         -------
Liabilities
Borrowings                                   8         (30,938)        (26,364)
Other non-current liabilities                9          (7,412)         (2,467)
Deferred income                                        (26,457)        (31,294)
Provisions                                              (4,780)         (6,877)
                                                      --------         -------
Non current liabilities                                (69,587)        (67,002)
Borrowings                                   8             (33)            (18)
Trade and other liabilities                  9         (22,971)        (11,237)
Deferred income                                         (5,147)         (4,839)
Provisions                                              (4,169)         (3,653)
                                                      --------         -------
Current liabilities                                    (32,320)        (19,747)
                                                      --------         -------
Total liabilities                                     (101,907)        (86,749)
                                                      --------         -------
Net assets                                              82,860          17,897
                                                      ========         =======

Equity
Share capital                                           47,280          39,492
Share premium                                          393,724         305,842
Other reserves                                         156,558         154,417
Retained deficit                                      (514,702)       (481,854)
                                                      --------         -------
Total equity                                            82,860          17,897
                                                      --------        --------

Unaudited cash flow statements
For the year ended 31 December 2005

                                                              2005       2004
Cash flows from operating activities                        GBP000     GBP000

Loss before tax                                            (34,432)   (27,411)
Depreciation                                                   921      2,327
Loss on disposal of tangible fixed assets                       12        836
Amounts written off goodwill                                 6,371          -
Amortisation of intangible fixed assets                      3,983      2,664
Amounts written off investments                                  -        (12)
Option charge                                                1,217        728
Interest receivable                                         (3,892)    (2,933)
Interest payable                                             5,490      2,821
Exchange gain                                                 (511)      (366)
                                                           -------    -------
                                                           (20,841)   (21,346)
Changes in working capital
(Increase)/decrease in receivables                           7,914    (16,178)
(Decreased)/increase in liabilities                           (133)       355
(Decrease)/increase in provisions                           (1,807)     4,260
(Decrease)/increase in deferred income                      (4,529)    35,299
Increase in inventories                                       (703)         -
                                                           -------    -------
Cash (used in)/generated from operations                   (20,099)     2,390
Taxation received                                            4,284      1,129
Interest paid                                                   (8)      (216)
                                                           -------    -------
Net cash (used in)/generated from operating activities     (15,823)     3,303
Cash flows from investing activities
Purchase of tangible fixed assets                             (589)      (101)
Acquisition of subsidiary undertaking                       (3,104)         -
Sale of tangible fixed assets                                    -      3,250
Purchase of intangible fixed assets                        (16,570)   (30,841)
Sale of investment                                               -         12
Interest received                                              710         19
Interest received on financial assets held to maturity         898        664
                                                           -------    -------
Net cash used in investing activities                      (18,655)   (26,997)
Cash flows from financing activities
Finance charge on US dollar secured loan                         -       (372)
Interest payable on US dollar secured loan                       -       (388)
Receipt of US dollar secured loan                                -     27,539
Repayment of sterling secured loan                               -     (1,485)
Movement in held to maturity financial assets              (13,052)    (6,933)
Issue of shares                                             72,958      8,295
Share issue costs                                           (3,996)         -
Capital element of finance lease payments                      (23)      (738)
                                                           -------    -------
Net cash generated from financing activities                55,887     25,918

Foreign exchange on cash and cash equivalents                  511        (48)
                                                           -------    -------
Movements in cash and cash equivalents in the period        21,920      2,176
Cash and cash equivalents at the beginning of the period    18,323     16,147
                                                           -------    -------
Cash and cash equivalents at the end of the period          40,243     18,323
                                                           =======    =======

Notes to the financial statements
For the year ended 31 December 2005

1 Accounting policies and basis of preparation

Basis of  preparation

Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Practices (UK GAAP). For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted in the European Union (EU). As such those financial statements will take account of the requirements and options in IFRS 1 'First-time Adoption of International Financial Reporting Standards (IFRS)' as they relate to the 2004 comparatives included therein.

The financial information based on IFRS for the year ended 31 December 2004 and 31 December 2005 is unaudited and has been prepared in accordance with the Group's accounting policies. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments and certain other financial assets and liabilities. A summary of the more important group accounting policies is set out below.

Certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the Group prepared in accordance with IFRS. An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, income statement and cash flow was set out in the interim results to June 2005 which are available on the company website.

The preliminary financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Company's statutory accounts for the year ended 31 December 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

Basis of consolidation
The consolidated financial statements include the financial statements of Vernalis Plc and its subsidiaries.

Share-based payments
The Group makes equity-settled and cash-settled share-based payments to its employees and directors. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. At each balance sheet date, Vernalis revises its estimate of the number of options that are expected to become exercisable.

Cash-settled share based payments are accrued over the vesting period of the award based on the current expected fair value at each balance sheet date.

When share options are exercised, the proceeds received net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets (including intangible assets) of the acquired subsidiary at the acquisition date. Goodwill is not subject to amortisation but is tested at each balance sheet date for impairment and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill that was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.

Internally generated intangible assets - Product research and development Expenditure on new or substantially improved products is capitalised as an intangible asset and amortised over the expected useful life of the product concerned. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefit will result from the product once completed. This is usually at the point of regulatory filing in a major market. Capitalisation ceases when the product is ready for launch.

Expenditure on research and development activities which do not meet the above criteria is charged to the income statement as incurred.

Other Intangibles
Other intangibles are recognised when they have been acquired separately for cash or other monetary assets. Assets acquired which are used in product development are not amortised until they are included in a commercially available product. To this point they are therefore subject to annual impairment review.

Impairment of assets
Assets that are not subject to amortisation are tested at each balance sheet date for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Investments
The Group classifies its investments in the following categories: loans and receivables, held to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

At each balance sheet date management assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the investment, gains or losses recorded in equity are recycled through the income statement.

Loans and receivables
Loans and receivables are non-derivative financial assets or liabilities with fixed or determinable payments that are not quoted in an active market. Assets in this category are recognised at amortised cost and included in trade and other receivables, and loans in the balance sheet.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Assets in this category are held at amortised cost. Held-to-maturity investments include short term investments with original maturities of more than 90 days.

Available-for-sale financial assets
Available for sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held to maturity investments or financial assets at fair value through the profit or loss. Assets in this category are recognised at fair value with unrealised gains and losses arising from changes in fair value recognised in equity.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of 90 days or less.

Revenue
Revenue, which excludes value added tax, represents the value of goods and services supplied. Product sales are recognised on despatch to the customer, net of a provision for expected sales returns and rebates to be paid in future years. Non-refundable access fees, options fees and milestone payments receivable for participation by a third party in commercialisation of a compound are recognised when they become contractually binding provided there are no related commitments of the Group. Where these receipts are inducements to enter into contracts, they are recognised over the expected life of the contract. Where there are related commitments, revenue is recognised on a percentage of completion basis in line with the actual levels of expenditure incurred in fulfilling these commitments. All other licence income and contract research fees are recognised over the accounting period to which the relevant services relate. Revenues derived from grants received are recognised in line with the related expenditure. Royalty income is recognised in relation to sales to which the royalty relates.

2 Revenue

Analysis of Revenue

A geographical analysis of revenue according to the country of registration of the fee-paying parties is as follows.

                                                     2005                 2004
                                                  GBP'000              GBP'000

United Kingdom                                      2,178                  161
Rest of Europe                                      3,622                3,822
North America                                       8,317               11,207
Rest of the World                                      14                    5
                                               ----------            ---------
                                                   14,131               15,195
                                               ----------            ---------


An analysis of revenue by category is set out in the table below:

                                                        2005              2004
                                                     GBP'000           GBP'000

Product Sales                                          3,602             9,330
Royalties                                                110               688
Collaborative Agreements                              10,419             5,177
                                                  ----------         ---------
                                                      14,131            15,195
                                                  ----------         ---------

3 Finance Charge (net)

                                                                2005      2004
                                                              GBP000    GBP000
Interest receivable and other similar income
Interest on cash, cash equivalents and held-to-maturity assets 1,997       664
Exchange gains on other payable                                    -       468
Exchange gains on long term loan                                   -     1,266
Exchange gains on other receivable                             1,320         -
Unwinding of discount on other receivable                        531       529
Other interest                                                    44         6
                                                          ---------- ---------
                                                               3,892     2,933
Interest payable and similar charges
Loans repayable wholly or partly within five years             1,489       866
Finance leases                                                     4       107
Exchange loss on other receivables                                 -       686
Exchange loss on long term loan                                2,987         -
Exchange loss on other payable                                   429         -
Exchange loss on deferred consideration                          257         -
Unwinding of discount on deferred consideration on purchase of
intangible assets                                                  -       519
Unwinding of discount on royalty buy out from GSK                 94       571
Unwinding of discount on provision                               226         -
Other interest payable                                             4        72
                                                          ---------- ---------
                                                               5,490     2,821
                                                          ---------- ---------
Net finance (charge)/ credit                                  (1,598)      112
                                                          ---------- ---------

4 Loss per share

                                                              2005        2004

Attributable loss (GBP000)                                  32,848      25,653
Weighted average number of shares in issue (000)           202,174     147,388
                                                        ----------   ---------
Loss per share (basic and diluted)                           (16.3)p     (17.4)p
                                                        ----------   ---------

All potential ordinary shares including options and deferred shares are anti-dilutive.

5 Goodwill

For the year ended 31 December 2005                                    GBP'000

Cost
At 1 January 2005                                                       17,223
Additions through business combinations                                  3,208
                                                                     -----------
At 31 December 2005                                                     20,431
                                                                     -----------

Aggregate impairment
At 1 January 2005                                                        9,209
Impairment charge for the year                                           6,371
                                                                     -----------
At 31 December 2005                                                     15,580
                                                                     -----------

Net book value at 31 December 2005                                       4,851
                                                                     -----------

For the year ended 31 December 2004                                    GBP'000

Cost
At 1 January 2004 and 31 December 2004                                  17,223
                                                                     -----------

Aggregate impairment
At 1 January 2004 and 31 December 2004                                   9,209
                                                                     -----------

Net book value at 31 December 2004                                       8,014
                                                                     -----------


During the year ended 31 December 2005 goodwill has arisen from the acquisitions of Ionix Pharmaceuticals Limited and Cita NeuroPharmaceuticals Inc.

6 Intangible Assets

For the year ended 31 December 2005                                    GBP'000

Cost
At 1 January 2005                                                       38,008
Additions through business combinations                                 41,327
Additions separately acquired                                           13,790
Disposals                                                                 (300)
                                                                       ---------
At 31 December 2005                                                     92,825
                                                                       ---------

Aggregate amortisation
At 1 January 2005                                                        4,797
Charge for the period                                                    3,683
                                                                       ---------
At 31 December 2005                                                      8,480
                                                                       ---------

Net book value at 31 December 2005                                      84,345
                                                                       =========

For the year ended 31 December 2004                                    GBP'000
Cost
At 1 January 2004                                                       16,488
Additions separately acquired                                           21,520
                                                                       ---------
At 31 December 2004                                                     38,008
                                                                       ---------

Aggregate amortisation
At 1 January 2004                                                        2,133
Charge for the period                                                    2,664
                                                                       ---------
At 31 December 2004                                                      4,797
                                                                       ---------

Net book Value at 31 December 2004                                      33,211
                                                                       ---------

Intangible assets acquired during the year were:

Additions through business combinations                                GBP'000

V3381                                                                   16,084
V1512                                                                   15,462
V1003                                                                    9,781
                                                                       ---------
                                                                        41,327
                                                                       ---------

Additions separately acquired                                          GBP'000

Pintex                                                                     631
Apokyn                                                                  12,992
Britannia                                                                  167
                                                                       ---------
                                                                        13,790
                                                                       ---------

The following useful lives have been determined for the intangible assets:
Apokyn (R) - to 2015
Frova (R) - to 2014

Intangible assets at 31 December 2004 represent the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) agreed in December 2000 to buy out royalties due to GSK on sales of frovatriptan, and the consideration paid to Elan in respect of the re-acquisition of the North American rights to frovatriptan in May 2004.

7 Trade and other receivables

                                                            2005         2004
                                                          GBP000       GBP000
Other receivables                                              -        7,418
                                                          --------     --------
Non current trade and other receivables                        -        7,418

Trade receivables                                          2,292          860
Interest receivable                                          524          122
Research and development tax credits                       3,996        6,433
Other receivables                                         12,969        8,263
Prepayments and accrued income                             4,232        4,677
                                                          --------     --------
Current trade and other receivables                       24,013       20,355
                                                          --------     --------
Total trade and other receivables                         24,013       27,773
                                                          ========     ========

Other receivables at 31 December 2005 includes GBP8,662,000 (2004: GBP7,418,000) in relation to the fair value of the $15 million receivable from Endo in August
2006. During the year an exchange gain of GBP1,320,000 and an implicit interest receipt of GBP531,000 linked to the unwinding of the discount has been recognised in the income statement in relation to this asset.

8 Borrowings

Non-current
                                                               2005       2004
                                                             GBP000     GBP000

US dollar secured loan                                       30,839     26,364
Obligations under finance leases                                 99          -
                                                             --------   --------
Non current borrowings                                       30,938     26,364

Obligations under finance leases                                 33         18
                                                             --------   --------
Current borrowings                                               33         18
                                                             --------   --------
Total borrowings                                             30,971     26,382
                                                             --------   --------

Borrowings included above are repayable as follows:
Under one year                                                   33         18
Over one and under two years                                      -          -
Over two and under five years                                30,938     26,364
Beyond 5 years, by instalments                                    -          -
                                                             --------   --------
                                                             30,971     26,382
                                                             --------   --------

The US dollar  secured loan relates to $50 million  borrowed  from Endo,  net of finance charges of GBP0.3  million,  and interest  payable of $3.4million  (GBP2 million)  which the Group has elected to roll up into the loan at December  2004 and  December  2005.  It is secured  against all royalty  and  milestone  income receivable  by Vernalis in respect of the licence deal with Endo.  Endo have the right to offset half the royalty  payments  and  milestones  payable to Vernalis against the loan from 2007.  The loan is repayable  in full in August 2009.  The weighted average interest rate is 5 per cent fixed for the term of the loan.

9 Trade and other liabilities

                                                            2005         2004
                                                          GBP000       GBP000

Royalty buy out from GSK (a)                               2,788        2,467
Deferred consideration                                     4,624            -
                                                          ------     --------
Non current trade and other liabilities                    7,412        2,467
                                                          ------     --------

Trade payables                                             3,975        3,134
Taxation and social security payable                         301          226
Other payables (b)                                         3,626           72
Accruals                                                   7,825        5,227
Royalty buy out from GSK (a)                                   -        2,578
Deferred consideration for acquisitions                    7,244            -
                                                          ------     --------
Current trade and other liabilities                       22,971       11,237
                                                          ------     --------
Total trade and other liabilities                         30,383       13,704
                                                          ======     ========

(a) The royalty buyout from GlaxoSmithKline (GSK) relates to the fair value of payments conditionally due under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to making one further annual payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90 days after cumulative global sales exceed $300 million. During 2005, an exchange loss of GBP0.4 million and an implicit interest charge of GBP0.1 million have been recognised in the income statement.

(b) Included within other liabilities (and other receivables) is GBP3,592,000 (CAD7,204,000) relating to tax assisted finance that was completed by Cita NeuroPharmaceuticals Inc on 23 December 2004. This arrangement unwound on 6 January 2006.

10 Acquisitions

The Group purchased Ionix Pharmaceuticals Limited and Cita NeuroPharmaceuticals Inc during the year. Both transactions have been accounted for as acquisitions. In each case 100% of the voting rights shares were acquired.

All intangible assets acquired have been recognised at their respective fair values. The fair values incorporated for identifiable intangible assets have been independently calculated by external consultants. The residual excess of consideration paid over the fair value of the net assets acquired is recognised as goodwill in the financial statements.

Shares issued as consideration for the acquisitions were valued at the market price at the date of acquisition.

Ionix Pharmaceuticals acquisition

On 26 July 2005 the Company acquired Ionix Pharmaceuticals, a company specialising in the discovery and development of new analgesic medicines for the treatment of acute and chronic pain. Of the consideration of 19,685,040 ordinary shares, 17,847,769 (90%) were issued on completion. The remaining balance of 10% is due to be issued in July 2006 subject to any reduction in the purchase price for warranty or indemnity claims. The deferred consideration has been included in the fair value calculations below as the Directors do not consider that any warranty or indemnity claims are likely to occur.

The pre-acquisition carrying values and provisional fair values of the net assets acquired were:

                Carrying values pre-acquisition   Fair value adjustments         Provisional fair value
                                        GBP'000                  GBP'000                        GBP'000
Assets
Tangible fixed
assets                                      759                     (283)   (1)                     476
Intangible
fixed assets                                  -                    9,781    (2)                   9,781
                                     ------------               ---------- -----              -----------
Non-current
assets                                      759                    9,498                         10,257
                                     ------------               ---------- -----              -----------
Trade and other
receivables                                 751                        -                            751
Cash and cash
equivalents                                 406                        -                            406
                                     ------------               ---------- -----              -----------
Current assets                            1,157                        -                          1,157
                                     ------------               ---------- -----              -----------
Total assets                              1,916                    9,498                         11,414
Liabilities                                                            -
Current                                                                -
liabilities
Trade and
other payables                             (291)                       -                           (291)
                                     ------------               ---------- -----              -----------
Total
liabilities                                (291)                       -                           (291)
                                     ------------               ---------- -----              -----------
Net assets
acquired                                  1,625                    9,498                         11,123
Goodwill                                                                                            926
                                                                                              -----------
Consideration                                                                                    12,049
                                                                                              -----------
Consideration
satisfied by:
Shares issued                                                                                    11,080
Cash                                                                                                969
                                                                                              -----------
                                                                                                 12,049
                                                                                              -----------

(1) Write down of unwanted Property Plant and Equipment
(2) Purchase price allocation to separately identifiable intangible fixed assets

An additional milestone payment of GBP5 million is payable on the successful registration of V1003. This amount has not been provided for.

Cita NeuroPharmaceuticals acquisition

On 14 December 2005 the Company acquired Cita NeuroPharmaceuticals, a Canadian company focused on the development and commercialisation of small molecule drug candidates for neurological diseases and disorders. On completion the Company issued 26,915,831 ordinary shares in the Company as initial consideration.
Deferred consideration of up to US$ 35 million is payable in six equal instalments upon the achievement of certain milestones. Deferred consideration, of GBP11,067,000 has been recognised in the fair value calculations below based on management's assumptions as to the probabilities of each milestone being reached.

The pre-acquisition carrying values and provisional fair values of the net assets acquired were:

                Carrying values pre-acquisition   Fair value adjustments         Provisional fair value
                                        GBP'000                  GBP'000                        GBP'000
Assets
Tangible fixed
assets                                       45                        -                             45
Intangible
fixed assets                              3,443                   28,103    (1)                  31,546
                                     ------------               ----------  ----             ------------
Non-current
assets                                    3,488                   28,103                         31,591
                                     ------------               ---------- -----             ------------
Trade and other
receivables                               3,820                        -                          3,820
Cash and cash
equivalents                                 189                        -                            189
                                     ------------               ---------- -----             ------------
Current assets                            4,009                        -                          4,009
                                     ------------               ---------- -----             ------------
Total assets                              7,497                   28,103                         35,600
Liabilities
Current
liabilities
Trade and
other payables                           (2,196)                       -                         (2,196)
Other payables                           (3,592)                       -                         (3,592)
Provisions                                 (324)                       -                           (324)
Loan                                     (1,155)                    (128)   (2)                  (1,283)
                                     ------------               ---------- -----             ------------
Total
liabilities                              (7,267)                    (128)                        (7,395)
                                     ------------               ---------- -----             ------------
Net assets
acquired                                    230                   27,975                         28,205
Goodwill                                                                                          2,282
                                                                                             ------------
Consideration                                                                                    30,487
                                                                                             ------------
Consideration
satisfied by:
Shares                                                                                           16,688
Cash                                                                                              2,732
Deferred
consideration                                                                                    11,067
                                                                                             ------------
                                                                                                 30,487
                                                                                             ------------

(1) Purchase price allocation to separately identifiable intangible fixed assets
(2) Repayment of loan

Two additional milestone payments of $5.8 million are payable on the successful registration of V3381. This amount has not been provided for.

There were no acquisitions in the prior year.

11 Post balance sheet events

There have been no post balance sheet events since the year end.

Enclosure No. 2

16 March 2006

        Vernalis Achieves Primary End Point in Phase IIa Trial of V1003

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced the achievement of the primary end point of a Phase IIa study of V1003, a novel, proprietary intranasal formulation of buprenorphine for the management of post-operative pain. The randomised, double-blind, placebo-controlled single dose Phase IIa study in 360 patients undergoing bunionectomy compared V1003 to both placebo and Vicodin(R), one of the most widely prescribed oral pain killers. The primary end point was pain relief over the period of eight hours from drug administration.

A range of four doses of V1003 was investigated: 0.1, 0.2, 0.4 and 0.6mg. These were compared to Vicodin(R) (hydrocodone 10mg, paracetamol 1g) and placebo, with an equal number of patients in each of the six study groups. The results demonstrated that doses of V1003 of 0.2mg and above were statistically superior to placebo for the primary end point. A dose response was demonstrated for V1003 and the highest dose tested (0.6mg) was statistically superior to Vicodin(R) for pain relief with a strong trend to superiority at lower doses. A similar pattern was observed in the secondary efficacy measure of time to rescue medication with V1003, once again demonstrating a strong trend to superiority over Vicodin(R).

There were no serious adverse events reported in the trial and there were few reports of local irritancy following the nasal delivery of V1003. The most frequent adverse events associated with V1003 were nausea, vomiting, dizziness, sleepiness and were in keeping with its status as a potent opiate analgesic. These events were reported more frequently with V1003 than with Vicodin(R), which is a weaker opiate, or placebo.

Simon Sturge, CEO of Vernalis, said, "We are pleased to have met the primary end point in this Phase II study. We are now working with our development partner, Reckitt Benckiser on the most appropriate development programme for nasal delivery of buprenorphine."

Vernalis obtained rights to V1003 through its acquisition of Ionix in July 2005 and is developing the product in partnership with Reckitt Benckiser, who manufactures and markets buprenorphine globally. Under the partnership agreement, Reckitt Benckiser is funding all development costs, with Vernalis receiving a series of milestone payments and royalties on commercial sales. Vernalis has retained the option to co-market the product in the U.S. in return for contributing to a proportion of the on-going costs. Vernalis is currently reviewing this option and will make a decision prior to moving forward to the next stage of development.

Vernalis is using Archimedes Pharma's proprietary drug delivery technology for the intranasal delivery of V1003. This delivery technology is also being used for V1004 and V1005, which are in pre-clinical evaluation in partnership with Reckitt Benckiser for the treatment of chronic pain and opiate addiction respectively.

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Notes to Editors

About V1003
There have been very few breakthroughs in the treatment of pain over the last two decades. The analgesics in use today are broadly of the same type that were used 40 years ago and remain limited in their efficacy and tolerability. $38 billion was spent worldwide on pain medication in the year 2002 and is forecast to grow to $75 billion by 2010. In recent years, the molecular pathology of pain has become better understood, confirming that pain is a complex set of disorders with many potential pathways for treatment. The discovery of new drug targets from this research has opened up the possibility of completely new classes of pain drugs.

Responding to economic pressures, the length of hospital stay after surgical procedures is reducing. This is driving an expansion in the requirement for strong, easy-to-use pain medicines with improved side-effect and safety profiles over those currently available. In the U.S. alone, over 53 million patients undergo surgical procedures each year. Despite most patients receiving pain medication, 50-75% of patients report that they experience inadequate pain control (Datamonitor). Pain is the most commonly reported reason for re-admission to hospital within 30 days of discharge or for admission directly after surgery. There is a substantial opportunity for novel and innovative medicines to expand and segment this developing market.

Two successful Phase I clinical trials of V1003 have been conducted and have demonstrated rapid attainment of potentially efficacious plasma levels with a good tolerability profile. These qualities, together with the well demonstrated safety of buprenorphine, aim to offer patients and physicians a drug that is expected to be superior to currently marketed products and those known to be in development.

About Buprenorphine
Buprenorphine, a partial mu-opioid agonist which has been in clinical use for over 25 years, has been found to be amenable to new formulation technology based on its physiochemical and pharmacological profile. Buprenorphine is marketed as parenteral, sublingual and transdermal formulations. Unlike full mu-opioid agonists, at higher doses, buprenorphine's physiological and subjective effects, including euphoria, reach a plateau. This ceiling may limit the abuse potential and may result in a wider safety margin. Buprenorphine has been used for the treatment of acute and chronic pain, as a supplement to anesthesia and for behavioral and psychiatric disorders including treatment for opioid addiction.

About Vicodin(R)
Vicodin(R) is the brand name for the combination of acetaminophen (Tylenol) and hydrocodone and is prescribed for moderate to moderately severe pain. Hydrocodone binds to the pain receptors in the brain so that the sensation of pain is reduced. Acetaminophen halts the production of prostaglandins which otherwise cause pain. Vicodin(R) is available in tablet, capsule and liquid form and is taken every 4-6 hours by mouth. Since hydrocodone can be habit forming, care must be taken to follow the doctor's instructions when taking Vicodin(R).

About Vernalis
Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The Company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a U.S. commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the Company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

About Archimedes Pharma
Archimedes is a European specialty pharmaceutical company. In addition to its commercial activities, Archimedes has an established development organization with a suite of world-class drug delivery technologies and a number of products in development. Archimedes' patented ChiSys(R), PecSys(TM) and TARGIT(R) technologies have been validated in a series of programmes with pharmaceutical and biotechnology companies and are available to potential partners for existing and new therapeutic products. For further information about Archimedes, please visit www.archimedespharma.com.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April 10, 2006                                Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer